SCHEDULE A

to the

ADVISORY AGREEMENT

dated March 2, 2012,

as amended June 8, 2012

(additions are included in bold and underlined)

between

EXCHANGE TRADED CONCEPTS TRUST

and

EXCHANGE TRADED CONCEPTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate
Yorkville High Income MLP ETF…………	The greater of 82 bps or $25,000
Sustainable North American Oil Sands ETF	The greater of 50 bps or $25,000

A-1